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03015450

CM 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14803

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. 153 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gintel & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Greenwich Office Park
(No. and Street)

Greenwich	Connecticut	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen G. Stavrides (203) 622-6400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP/Now Known As
Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen G. Stavrides, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gintel & Co., LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

GLORIA M. REILLY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GINTEL & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Gintel & Co., LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Gintel & Co., LLC as of December 31, 2002, and the related statements of earnings, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Gintel & Co., LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Company, LLP

New York, New York
February 4, 2003

GINTEL & CO., LLC

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 1,621,768
Securities owned, at market (cost $67,943)	18,600
Receivables from brokers and dealers	243,748
Furniture, fixtures, equipment and leasehold improvements (net of accumulated depreciation and amortization of $412,977)	188,145
Other assets	123,334
	$ 2,195,595
LIABILITIES	
Accounts payable and accrued expenses	$ 176,116
Due to affiliate	106,827
	282,943
Commitments	
MEMBERS' CAPITAL	1,912,652
	$ 2,195,595

See notes to financial statements

GINTEL & CO., LLC

Statement of Changes in Members' Capital
Year Ended December 31, 2002

Balance - January 1, 2002	$ 1,361,045
Contributions	1,000,000
Withdrawals	(20,000)
Net loss for the year	(428,393)
Balance - December 31, 2002	$ 1,912,652

See notes to financial statements

GINTEL & CO., LLC

Statement of Earnings
Year Ended December 31, 2002

Revenues:	
Commissions - net	$ 7,645
Administrative services fee income - net	416,649
Trading and investment losses	(13,888)
Dividend and interest income	41,558
Other income	220,333
	672,297
Expenses:	
Employee compensation and benefits	602,737
Commissions and floor brokerage	78,483
Communications	81,135
Occupancy and equipment costs	133,185
Other operating expenses	199,727
Interest expense	5,423
	1,100,690
Net loss	$ (428,393)

See notes to financial statements

GINTEL & CO., LLC

Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (428,393)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization of furniture, fixtures, equipment and leasehold improvements	17,872
Loss on disposal of fixed assets	7,710
Changes in:	
Securities owned	15,500
Receivables from brokers and dealers	5,412
Other assets	134,443
Accounts payable and accrued expenses	(98,195)
Net cash used in operating activities	(345,651)
Cash flows from investing activities:	
Purchase of furniture, fixtures and leasehold improvements	(1,853)
Cash flows from financing activities:	
Decrease in due to affiliate	(29,345)
Capital contributions	1,000,000
Capital withdrawals	(20,000)
Net cash provided by financing activities	950,655
Net increase in cash and cash equivalents	603,151
Cash and cash equivalents, January 1, 2002	1,018,617
Cash and cash equivalents, December 31, 2002	$ 1,621,768
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 5,423

See notes to financial statements

GINTEL & CO., LLC

Notes to Financial Statements
December 31, 2002

NOTE A - THE COMPANY

Gintel & Co., LLC (the "Company") is a Connecticut limited liability company registered as a broker-dealer, which clears all of its customer transactions through correspondent brokers on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

[2] Security transactions are accounted for on the trade date.

[3] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - INCOME TAXES

No provision is made for federal and state income taxes since these taxes are the responsibility of the individual members.

NOTE D - LEASE OBLIGATION

The Company is obligated under an operating lease expiring in 2003. Certain related parties bear a portion of the lease cost. Net rent expense charged to operations amounted to $73,693 for the year ended December 31, 2002. In 2001, the Company signed a sublease agreement for a portion of their leased space which runs through the expiration of the operating lease.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule promulgated by the Securities and Exchange Commission and has elected to comply with the alternative net capital computation provided in the Rule. This Rule requires the Company to maintain net capital equal to the greater of 2% of aggregate debit balances arising from customer transactions, or $250,000. At December 31, 2002, the Company had net capital of approximately $1,496,000, which exceeded requirements by approximately $1,246,000.

NOTE F - RELATED PARTIES

The Company has an administrative service agreement with a regulated investment company (the "Fund") for which the Company is the distributor and in which the members of the Company are shareholders. Pursuant to the agreement the Company receives fees based on a percentage of the average daily net assets of the Fund during the preceding month. The fees are in consideration for services performed by the Company including execution of the Fund's trades and the payment of substantially all of the Fund's operating expenses.

On November 8, 2002, Gintel & Co., LLC and certain of its affiliates entered into agreements with the Securities and Exchange Commission to settle an administrative proceeding instituted by the Commission, pursuant to which the Company paid a civil penalty of $75,000.

NOTE G - OFF-BALANCE-SHEET RISK

As a nonclearing broker, the Company has its securities and customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash and securities positions are held at these clearing brokers and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes clearing brokers and financial institutions that are highly capitalized and the clearing brokers are members of major securities exchanges.

NOTE H - 401 (K) PROFIT SHARING PLAN

Pursuant to a supplemental participation agreement, the Company maintains a 401(k) profit sharing plan (the "Plan") through an affiliated entity. Full time employees who have completed 1 year of service and have attained 21 years of age are eligible to participate. Participant contributions are limited to the lesser of 25% of compensation or the amounts prescribed by government regulations. The Company, at its discretion, may make contributions to the Plan.

Supplementary Information

GINTEL & CO., LLC

Schedule of Computation of Net Capital
December 31, 2002

Members' capital	$ 1,912,652
Deductions:	
Receivables from brokers and dealers	102,255
Furniture, fixtures, equipment and leasehold improvements - net	188,145
Other assets	123,334
Tentative net capital	1,498,918
Haircuts on securities owned	(2,790)
Net capital	1,496,128
Minimum capital required	(250,000)
Excess of net capital over minimum required	$ 1,246,128

There is no material difference between the computation for determination of net capital as required under Rule 15c3-1, included in this report, and the computation included with the Company's unaudited FOCUS report as of December 31, 2002.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Gintel & Co., LLC
Greenwich, Connecticut

In planning and performing our audit of the financial statements and supplemental schedules of Gintel & Co., LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)11 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications, and comparisons

[2] Recordation of differences required by Rule 17a-13

[3] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Gintel & Co., LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Company's members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company LLP

New York, New York
February 4, 2003